UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PMFG, Inc.

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(Name of Issuer)

Common Stock, $0.01 par value

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(Title of Class of Securities)

69345P103

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(CUSIP NUMBER)

March 5, 2009
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69345P103                            13G                                    Page 2 of 5

1.     Names of Reporting Persons:

                                  Utility Service Holding Co., Inc. (“USHC”)

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2.     Check the Appropriate Box if a Member of a Group (1)     (A)    ☐
                                                                                               (B)    ☐

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3.     SEC use Only

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4.	Citizenship or Place of Organization:

                           USHC is a Georgia corporation, United States

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Number of Shares Beneficially Owned by Each Reporting Person With:

5.     Sole Voting Power:                 684,920

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6.     Shared Voting Power:                -0-

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7.     Sole Dispositive Power:           684,920

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8.     Shared Dispositive Power:          -0-

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9.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                      684,920

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10.     Check if Aggregate Amount in Row 9 Excludes Certain Shares:          ☐

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11.     Percent of Class Represented by Amount in Row 9.     5.2%

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12.     Type of Reporting Person:          CO

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CUSIP No. 69345P103                            13G                                    Page 3 of 5

Item 1(a). Name of Issuer:

This statement relates to the Common Stock (the “Common Stock”) of PMFG, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 14651 North Dallas Parkway, Suite 500, Dallas, Texas 75254.

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed on behalf of Utility Service Holding, Co., Inc. (the “Reporting Person”).

Item 2(b). Address or Principal Business Office, or, if none, Residence:

     The Reporting Person’s address is P.O. Box 120 Warthen, Georgia 31094.

Item 2(c). Citizenship:

     The Reporting Person is a corporation organized under the laws of the State of Georgia, USA.

Item 2(d). Title of Class of Securities:

     Common Stock of PMFG, Inc.

Item 2(e). CUSIP No.:

     69345P103

Item 3.          If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     Not applicable.

(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 69345P103                            13G                                    Page 4 of 5

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3)
(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership:

     (a)     Amount beneficially owned: 684,920

(b)      Percent of class: 5.2%

(c)     Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 684,920
          (ii) Shared power to vote or to direct the vote:     0
          (iii) Sole power to dispose or to direct the disposition of: 684,920
          (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

     Not applicable.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company:

     Not applicable.

Item 8. Identification and Classification of Members of the Group:

     Not applicable.

Item 9. Notice of Dissolution of a Group:

     Not applicable.

CUSIP No. 69345P103                            13G                                    Page 5 of 5

Item 10. Certification pursuant to Rule 13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2009	/s/ Carl S. Cummings, Sr.
By: Carl S. Cummings, Sr.
Title: President